Exhibit 99.1

News Release

December 16, 2008

TELUS sets 2009 financial targets

Building on strength in 2009

Vancouver, B.C. – TELUS Corporation (TSX: T and T.A / NYSE: TU) today announced 2009 financial targets that reflect its continued execution of the company’s national growth strategy focused on wireless and data. The company also updated its annual guidance for 2008.

“We are targeting earnings per share excluding tax adjustments to grow by up to 10 per cent next year,” said Robert McFarlane, executive vice-president and CFO. “The 2009 targets announced today reflect an overall trend of building on strength. A combination of TELUS’ strong balance sheet and cash flow generation continues to allow the company to return significant capital to its shareholders, including, a fifth consecutive increase in the dividend, as well as the substantial reinvestment of capital into the business. This internal investment enables us to exploit our large exposure to the growing Canadian wireless business and broadband wireline opportunities, including business growth in Central Canada, all of which ultimately drive rewarding and profitable future growth and value creation.”

TELUS is pleased to confirm today that it has received commitments from a Canadian bank syndicate to renew for another year a $700 million 364-day bank facility. This facility complements a $2 billion bank facility, which does not expire until 2012. The renewal of this undrawn $700 million facility reinforces the strength of TELUS’ balance sheet and illustrates the company’s ongoing ability to access capital.

For 2009, TELUS is targeting four to six per cent consolidated revenue growth, an increase of approximately $375 to $625 million. EBITDA growth is expected to be in a range of up to four per cent, moderated by increased pension expense in 2009 due to equity market weakness in 2008. Earnings per share (EPS) are targeted to be $3.40 to $3.70 and similar to 2008 EPS, which was positively impacted by tax adjustments. Excluding these positive tax adjustments, EPS is targeted to increase up to 10 per cent.

TELUS recently announced a fifth consecutive annual increase of 5.6 per cent in the company’s quarterly dividend to 47.5 cents per share, commencing on January 2, 2009. Today, TELUS announced its intention to again renew its normal course issuer bid to allow for the possibility of repurchasing up to eight million shares (four million common shares and four million non-voting shares) over the next 12 months, subject to acceptance by the Toronto Stock Exchange.

The 2009 financial targets and updated 2008 guidance are as follows:

	2009 Targets	Latest 2008 Guidance	Change(1)

Consolidated

Revenues	$10.025 to 10.275 billion	approx. $9.650 billion	4 to 6%
EBITDA(2)	$3.75 to 3.9 billion	$3.725 to 3.8 billion	0 to 4%
Earnings per share	$3.40 to $3.70	$3.45 to 3.60	(4) to 5%
Earnings per share (excluding tax impacts) (3)	$3.40 to $3.70	$3.30 to 3.45(3)	1 to 10%
Capital expenditures	approx. $2.05 billion	approx. $1.825 billion	12%

Wireless
Revenue (external)	$4.975 to 5.1 billion	approx. $4.625 billion	8 to 10%
EBITDA(2)	$2.1 to 2.175 billion	$1.975 to 2.025 billion	5 to 9%

Wireline
Revenue (external)	$5.05 to 5.175 billion	approx. $5.025 billion	0 to 3%
EBITDA(2)	$1.65 to 1.725 billion	$1.75 to 1.775 billion	(6) to (2)%

(1)	Annual change based on low and high-end 2009 targets compared to midpoint of latest 2008 guidance.
(2)

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) is defined as Operating revenues less Operations expense less restructuring and workforce reduction costs. Restructuring and workforce reduction costs are estimated at approximately $55-60 million in 2008, and approximately $50-75 million in 2009.

(3)	Adjusted to normalize for the estimated $0.15 per share of positive impacts in 2008 from the settlement of tax matters.

Also today, TELUS reiterated its EBITDA and EPS 2008 annual guidance as being unchanged while lowering its segmented and consolidated revenue outlook. Consolidated capital expenditures were reduced by $75 million due to a deferral of spending into 2009.

Reflecting the organization’s success in enhancing its operating efficiency program in recent months, the 2008 estimate for restructuring costs has been increased to approximately $55 to 60 million (previously set at approximately $50 million), and has been estimated at between $50 and 75 million for 2009.

TELUS wireless revenue is forecast to increase eight to 10 per cent in 2009 due to continued growth in wireless subscribers, increased smartphone adoption and increased wireless data adoption and usage. Wireless EBITDA is expected to increase five to nine per cent next year.

Wireline revenue is expected to grow up to three per cent in 2009, driven largely by data. Wireline EBITDA is expected to be down two to six per cent as a result of increased pension expenses, upfront expenses associated with growth services, and the ongoing commitment to efficiency initiatives.

TELUS expects its 2009 EPS will be impacted by slightly increased depreciation expense and higher financing costs related to a higher average debt level due to payment for AWS wireless spectrum in the third quarter of 2008. When EPS guidance for 2008 is adjusted to exclude estimated positive impacts from the settlement of tax matters of 15 cents, the underlying growth in 2009 EPS over 2008 is one to 10 per cent.

Capital expenditures in 2009 are forecast to be approximately $2.05 billion, in part due to a deferral of $75 million of capital expenditures previously expected to be recorded in 2008. The higher level of capital expenditures in 2009 also reflects significant investment in TELUS’ shared national next generation wireless network build, investments in network infrastructure to improve wireline broadband capabilities, and the development of new applications. In addition, this spending will support the capital required to implement new large enterprise contracts in Ontario and Quebec that TELUS expects will generate significant revenue in future years. Capital expenditures also include investments in certain cost efficiency initiatives.

TELUS is reaffirming the same long-term financial policy guidelines including net debt to EBITDA of 1.5 to 2.0 times and a dividend payout ratio guideline of 45 to 55 per cent of sustainable net earnings. The 2008 guidance and 2009 targets announced today are both expected to ensure compliance with these guidelines.

Key Assumptions & Sensitivities

For 2009 target purposes, a number of assumptions were made including: ongoing wireline competition in both business and consumer markets, particularly from cable TV and VoIP companies; wireless industry market penetration gain of approximately 4.5%; downward pressure on wireless average revenue per unit; new competitive wireless entry beginning in the fourth quarter of 2009 with most entrants starting in 2010; approximately $50 to $75 million restructuring and workforce reduction expenses; statutory tax rate of approximately 30 to 31%; cash taxes of approximately $320 to $350 million; foreign exchange rate between the U.S. dollar and Canadian dollar forecasted at $0.80 USD/CAD; and a pension accounting discount rate of 7.0% (150 bps higher than 2007) and expected long-term return of 7.25% (unchanged from 2008). EPS, cash balances, net debt and common equity may be affected by the potential purchase of up to 8 million TELUS shares (approximately 2.5% of outstanding total shares) over a 12 month period under the normal course issuer bid, subject to acceptance by the Toronto Stock Exchange, which could commence on December 20, 2008 (6.7 million shares were repurchased from December 20, 2007 to November 30, 2008 under the previous program).

We encourage investors to read the forward looking statements below, and in related disclosures, for the various economic, competitive, regulatory and company factors that could cause actual future financial and operating results to differ from those currently expected.

Forward-looking statements

This document contains forward-looking statements that require assumptions about expected future events and financial and operating results that are subject to inherent risks and uncertainties. There is significant risk that assumptions, predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements and assumptions as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed. Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements, and reserves the right to change, at any time at its sole discretion, its current practice of updating annual guidance.

Factors that could cause actual results to differ materially include, but are not limited to: competition (including more active price competition and the likelihood of new wireless competitors beginning to offer services in 2009 following the 2008 AWS spectrum auction); economic growth and fluctuations (including the global credit crisis, and pension performance, funding and expenses); capital expenditure levels (increased in 2009 and potentially future years by the Company’s fourth generation (4G) wireless deployment strategy and any new Industry Canada wireless spectrum auctions); financing and debt requirements (including ability to carry out refinancing activities and fund share repurchases); tax matters (including acceleration or deferral of required payments of significant amounts of cash taxes); human resource developments; business integrations and internal reorganizations (including post-acquisition integration of Emergis); technology (including reliance on systems and information technology, broadband and wireless technology options and choice of suppliers, expected technology and evolution path and transition to 4G technology, expected future benefits and performance of HSPA (high speed packet access) / LTE (long-term evolution) wireless technology, successful implementation of the network build and sharing arrangement with Bell Canada to achieve cost efficiencies and reduce deployment risks, successful deployment and operation of new wireless networks and successful introduction of new products, services and supporting systems); regulatory approvals and developments (including interpretation and application of tower sharing and roaming rules, the design and impact of future spectrum auctions, the new media proceeding and possible changes to foreign ownership restrictions); process risks (including conversion of legacy systems and billing system integrations); health, safety and environmental developments; litigation and legal matters; business continuity events (including manmade and natural threats); any prospective acquisitions or divestitures; and other risk factors discussed herein and listed from time to time in TELUS’ reports and public disclosure documents, including its annual report, annual information form, and other filings with securities commissions in Canada (on www.sedar.com) and in its filings in the United States, including Form 40-F (on EDGAR at www.sec.gov).

For further information, see Section 10: Risks and risk management in TELUS’ 2007 annual Management’s discussion and analysis, as well as updates reported in section 10 of TELUS’ 2008 quarterly Management’s discussion and analyses.

About TELUS

TELUS (TSX: T, T.A; NYSE: TU) is a leading national telecommunications company in Canada, with $9.5 billion of annual revenue and 11.5 million customer connections including 6 million wireless subscribers, 4.3 million wireline network access lines and 1.2 million Internet subscribers. TELUS provides a wide range of communications products and services including data, Internet protocol (IP), voice, entertainment and video. Committed to being Canada’s premier corporate citizen, we give where we live. Since 2000, TELUS and our team members have contributed $113 million to charitable and not-for-profit organizations and volunteered more than 2.1 million hours of service to local communities. Nine TELUS Community Boards across Canada lead our local philanthropic initiatives. For more information about TELUS, please visit telus.com.

Contacts
Media Relations:	Investor Relations:
Allison Vale	Robert Mitchell
(416) 629-6425	(416) 279-3219
allison.vale@telus.com	ir@telus.com